LAW OFFICE OF
Gregory Bartko, Esq.
ATTORNEY AT LAW
VIA FACSIMILE, FIRST CLASS
AND EDGAR TRANSMISSION

April 21, 2006

U.S. Securities and Exchange
Commission
Attn: Claire Erlanger, Staff Accountant
100 F Street, N.E.
Washington, D.C. 20549

Re: Jupiter Global Holdings Corp.
Form 8-K Filed April 14, 2006

SEC File No.: 0-27233

Dear Ms. Erlanger:

In response to the Commission’s comment letter dated April 19, 2006, the above-named registrant has filed its Current Report on Form 8-K/A today which the Registrant is confident addresses all of the comments set forth in your most recent letter. By way of transmittal, and on a corresponding paragraph basis, please note the following.

Comment 1. In response to this comment, the Registrant has revised the proforma to reflect the purchase price allocation calculations. The Registrant has disclosed calculations of the goodwill and listed the useful lives of significant tangible assets. In this case, the purchase price consideration of $2,000,000 resulted in the exchange Macro’s new equity, which in turn represents 80% of Macro. As this transaction would result in entries which get for upon consolidation, they are not listed in the Purchase Price Allocation. In order to be clear, the Registrant revised the footnote to clarify the Purchase Price consideration.

Comment 2. In response to this comment, the Registrant has revised the consolidated Balance Sheets of June 30, 2005 to reflect the historical balance sheets of Jupiter Global and Macro Communications. The Registrant removed the December 31, 2004 numbers as requested. As requested, the Registrant also revised the proforma and proforma notes to reflect the transaction as if it occurred at June 30, 2005.

Comment 3. In response to this comment, the Registrant acknowledges that it was not clear that the year 2003 financial statements were previously not audited, and as such, the financial statements were not “restated.” The Company had re-evaluated its financial numbers for 2003, previously non-audited and non-reported, and made adjustments to correct its fixed assets and capital lease accounts to comply with GAAP. The Registrant has revised the Note I in its 2003 audited and 2004 audited statements to be re-filed in the amendment to the Form 8-K/A filed today to clarify the status of this situation. In light of and restated clarification, the audit opinion of the financial statement for year ended December 31, 2003 does not need to be dual-dated, as requested.

On behalf of the Registrant, we believe that the content of the amendment to the Form 8-K/A filed today, as supplemented by this transmittal letter should clear all further comments the Commission may have.

Sincerely,

Date: April 21, 2006	By:	/s/ Gregory Bartko, Esq.
Gregory Bartko, Esq.

Cc: Ray Hawkins, CEO
Edwin Kwong, COO